Exhibit 99.3

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports consolidated financial results for full year 2020

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, March 10, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported full year 2020 net income of $21.6 million, adjusted net income of $31.8 million, and adjusted EBITDA of $112.6 million.

Jorge A. Ganoza, President and CEO, commented, “Fourth quarter marks a continuation of very strong financial results in the second half of 2020 driven by favourable metal prices, sustained production, and cost containment in spite of a challenging operating environment.” Mr. Ganoza concluded, “With the Lindero Mine starting to contribute to our margins and free cash flow through early recognition of sales in the fourth quarter, we look forward to a progressively higher impact on our operational and financial results as the mine continues to gradually ramp-up production according to our 2021 guidance. Lindero will contribute 140,000 to 160,000 ounces of gold to our estimated guidance range of 178,000 to 202,000 ounces of gold for 2021, which is in addition to the estimated guidance of 6.8 million to 7.6 million ounces of silver from the San Jose and Caylloma mines.”

Fourth quarter 2020 highlights

•	Sales of $103.5 million, compared to $69.0 million in 2019

•	Net income of $18.6 million, compared to $19.0 million in 2019

•	Adjusted net income of $23.0 million, compared to $10.9 million in 2019

•	Adjusted EBITDA[1] of $44.8 million, compared to $25.1 million in 2019

•	Free cash flow[1] from ongoing operations of $34.5 million, compared to $6.4 million in 2019

•	Silver and gold production of 1,912,737 ounces and 25,357 ounces, respectively

•	AISC/oz Ag Eq1,2 for the San Jose Mine and the Caylloma Mine was $14.5 and $19.5, respectively

Full year 2020 highlights

•	Sales of $279.0 million, compared to $257.2 million in 2019

•	Net income of $21.6 million, compared to $23.8 million in 2019

•	Adjusted net income of $31.8 million, compared to $28.4 million in 2019

•	Adjusted EBITDA[1] of $112.6 million, compared to $95.4 million in 2019

•	Free cash flow[1] from ongoing operations[1] of $78.9 million, compared to $34.5 million in 2019

•	Cash and cash equivalents as at December 31, 2020 was $131.9 million

•	Silver and gold production of 7,133,717 ounces and 55,349 ounces, respectively

•	AISC/oz Ag Eq1,3 for the San Jose Mine and the Caylloma Mine was $12.2 and $17.8, respectively

Notes:

1.	Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release

2.	AISC/oz Ag Eq calculated at realized metal prices of $1,864/oz Au, $24.43/oz Ag, $0.9/lb Pb, and $1.2/lb Zn

3.	AISC oz Ag Eq calculated at realized metal prices of $1,805/oz Au, $21.18/oz Ag, $0.8/lb Pb, and $1.0/lb Zn

Fourth quarter 2020 and Full Year 2020 Consolidated results

	Three months ended		Years ended
	December 31,		December 31,
Consolidated Metrics	2020	2019	2020	2019
(Expressed in $ millions except per share information)
Sales	103.5	69.0	279.0	257.2
Mine operating income	46.9	23.4	110.2	84.6
Operating income	28.2	9.0	57.2	34.2
Net income	18.6	19.0	21.6	23.8
Earnings per share - basic	0.10	0.12	0.12	0.15

Adjusted net income[1]	23.0	10.9	31.8	28.4
Adjusted EBITDA[1]	44.8	25.1	112.6	95.4
Net cash provided by operating activities	31.3	16.4	93.4	60.2
Free cash flow from ongoing operations[1]	34.5	6.4	78.9	34.5
CAPEX
Sustaining	8.8	6.2	19.5	20.4
Non-sustaining	1.0	0.9	1.2	2.0
Lindero	10.5	26.8	46.8	188.3
Brownfields	1.0	0.9	3.8	4.8

	Dec 31, 2020	Dec 31, 2019
Cash and cash equivalents	131.9	83.4

Note

1. Refer to non-GAAP financial measures and Forward-Looking Statements at the end of this news release

Fourth Quarter 2020 Results

Sales for the quarter were $103.5 million, a 50% increase from the $69.0 million reported in the same period in 2019. The increase was driven by a 41% and 26% increase in the prices of silver and gold and $20.3 million from the sale of 10,935 ounces of gold from the Lindero Mine. The Company recognized gold sales and related production costs from the Lindero Mine after the Company elected to early adopt amendments to IAS 16, “Property, Plant and Equipment – Proceeds before Intended Use”, which is effective for annual periods beginning on or after January 1, 2022. Under this amended standard, a company is required to recognize sales proceeds and related cost of items produced in the income statement while the company is preparing the asset for its intended use.

Mine operating income for the quarter was $46.9 million, a $23.5 million increase from the $23.4 million reported in the same period in 2019. Higher precious metal prices and commissioning activities at the Lindero Mine that generated $10.2 million of mine operating income were the primary factors for the increase.

Operating income for the quarter was $28.2 million, a $19.2 million increase from the $9.0 million reported in the same period in 2019. The higher mine operating income, as discussed above, was partially offset by a $4.7 million foreign exchange loss mainly from the devaluation of the Argentine Peso compared to a $1.4 million loss in 2019, as well as higher general and administrative expenses of $2.6 million related mostly to the impact of an increase in the Company’s share price on the value of the cash-settled share awards.

Net income for the quarter was $18.6 million, a $0.4 million decrease from the $19.0 million reported in the same period in 2019. The comparable period in 2019 included an investment gain of $11.0 million compared to $nil in the quarter ended December 31, 2020 and a $7.2 million deferred tax recovery which resulted in a 5% effective rate compared to 33% for the fourth quarter of 2020.

Adjusted net income for the quarter was $23.0 million compared to $10.9 million reported in the same period in 2019.

Adjusted EBITDA for the quarter was $44.8 million compared to $25.1 million reported in the same period in 2019.

Full Year 2020 Results

Sales for the year increased 8% to $279.0 million compared to $257.2 million reported for the same period in 2019. The increase was driven by a 31% and 30% increase in the prices of silver and gold, and $20.3 million from the sale of 10,935 ounces of gold from the Lindero Mine. These effects were partially offset by lower sales volume at San Jose which was impacted by a 54-day government mandated temporary suspension of operations in the second quarter of 2020.

Operating income for the year ended December 31, 2020 was $57.2 million, a $23.0 million increase from the $34.2 million reported in the same period in 2019. The higher operating income was driven by higher precious metal prices and the contribution of $10.2 million of mine operating income from Lindero in the fourth quarter of 2020. During the year the Company recorded $12.2 million of foreign exchange losses related mostly to the construction VAT receivable in Argentina, compared to $13.3 million of foreign exchange losses in 2019. These were partially offset by investment gains from Argentine Peso denominated cross border trades of $3.3 million in 2020 and $11.0 million in 2019. General and administrative expenses for the year were $5.3 million higher than 2019 related mainly to an increase in share-based payments expense of $6.4 million over 2019 due to a 98% year-over-year increase in the Company’s share price which directly impacts the value of the outstanding cash-settled share units.

Net income for the year ended December 31, 2020 was $21.6 million, a $2.2 million decrease from the $23.8 million reported in 2019 as higher operating income was offset by lower investment gains in 2020 of $7.7 million, lower deferred tax credit of $11.0 million, and higher current taxes of $6.2 million.

Adjusted net income (refer to Non-GAAP Financial Measures) for the year ended December 31, 2020 was $31.8 million compared to $28.4 million in 2019.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the year ended December 31, 2020 was $112.6 million compared to $95.4 million in 2019. As explained above, the increase was due primarily to the increase in the prices of silver and gold and the recognition of gold sales from the Lindero Mine as the Company elected to early adopt amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use.

Cash flow and liquidity

Free cash flow from ongoing operations for the three months ended December 31, 2020 was $34.5 million compared to $6.4 million in the same period in 2019. The increased free cashflow was driven mainly by higher precious metal prices and positive changes in working capital at the San Jose Mine related to trade receivables and recovery of value-added tax.

Free cash flow from ongoing operations for the year ended December 31, 2020 was $78.9 million compared to $34.5 million in 2019.

Total liquidity available to the Company as at December 31, 2020 was $131.9 million and is comprised of cash and cash equivalents. The Company’s $120 million non-revolving and revolving credit facilities were fully drawn at the end of December 2020.

Lindero Mine, Argentina

The following table shows the key metrics used to measure the operating performance of the Lindero Mine for the fourth quarter of 2020 and for the year ended December 31, 2020: throughput, head grade, recovery, and gold production:

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Mine Production
Tonnes of ore placed on the leach pad	950,000	-	1,610,000	-
Average crushing throughput (tpd)	10,406	-	8,831	-

Gold
Grade (g/t)	1.13	-	1.00	-
Recovery (%)	50	-	50	-
Production (oz)	13,435	-	13,435	-
Metal sold (oz)	10,935	-	10,935	-
Realized price ($/oz)	1,853	-	1,853	-

Capital expenditures ($000’s)
Sustaining	1,410	-	1,410	-

The Company produced 13,435 ounces of gold at the Lindero Mine in 2020, which is in line with its revised production forecast of between 13,000 to 15,000 ounces (refer to Fortuna news release dated November 12, 2020). Gold sales for the fourth quarter of 2020 and for the year totaled 10,935 ounces. The Company elected to early adopt amendments to IAS 16, Property, Plant and Equipment – Proceeds before intended use. As a result, the Company recognized gold sales of $20.3 million and related cost of sales of $10.1 million for the year in the income statement.

Construction at Lindero was substantially complete as of the end of December 2020 with total construction cost projected to be within the $320 million guidance (refer to Fortuna news release dated May 8, 2020), including remaining capital expenditures of $2.0 million to be allocated to finalize construction of ancillary facilities and to commissioning activities. During 2020, sustaining capital of $1.7 million was spent mainly on the purchase of spare parts for major equipment.

At the end of the first quarter of 2021, the Company will provide an assessment on the status of the ramp-up to commercial production.

Lindero construction capital expenditures and total spending

The following table summarizes the spending on construction and pre-production costs at the Lindero Mine for the year ended December 31, 2020:

	Cumulative to	Twelve months ended
(Expressed in $ millions)	December 31, 2019	December 31, 2020	Total
Construction capital expenditures	268.2	46.8	315.0
Contractor advances and deposits on equipment, net of transfers	10.5	(9.8)	0.7
Total construction spending	278.7	37.0	315.7
Preproduction costs	10.8	21.8	32.6
Spare parts, supplies and materials inventory	6.2	12.9	19.1
Other costs [1]	4.5	0.2	4.7
Total Lindero Mine Costs	300.2	71.9	372.1

Note 1: Consists of Argentina financial transaction taxes, deposits, and other costs

During the fourth quarter of 2020, the Company adopted amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use on a modified retrospective basis. As a result of the adoption, the Company reclassified $21.9 million (December 31, 2019 - $2.8 million) of pre-production costs related to the production of stock pile ore and operating supplies spent during the construction period to September 30, 2020.

San Jose Mine, Mexico

The following table shows the key metrics used to measure the operating performance of the San Jose Mine for the fourth quarter of 2020 and for the year ended December 31, 2020: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Mine Production
Tonnes milled	272,179	273,066	934,381	1,068,722
Average tonnes milled per day	3,024	3,034	2,647	3,028

Silver
Grade (g/t)	206	249	224	252
Recovery (%)	91	91	92	91
Production (oz)	1,648,816	2,002,633	6,165,606	7,868,478
Metal sold (oz)	1,721,697	1,968,550	6,225,433	7,849,438
Realized price ($/oz)	24.45	17.34	21.26	16.20

Gold
Grade (g/t)	1.26	1.50	1.38	1.57
Recovery (%)	91	91	91	91
Production (oz)	10,095	11,993	37,805	48,880
Metal sold (oz)	10,594	11,870	38,391	48,731
Realized price ($/oz)	1,875	1,483	1,786	1,393

Unit Costs
Production cash cost ($/t)	71.45	70.19	69.38	69.60
Production cash cost ($/oz Ag Eq)[1,2]	8.91	6.82	7.62	6.74
Unit net smelter return ($/t)	203.80	181.85	199.22	172.04
AISC ($/oz Ag Eq)[1,2]	14.52	10.54	12.15	9.83

Notes:

1.	Production cash cost ($/oz Ag Eq) and AISC ($/oz Ag Eq) are calculated using realized metal prices for each period respectively
2.	Production cash cost ($/t), Production cash cost ($/oz Ag Eq), and AISC ($/oz Ag Eq) are Non-GAAP Financial Measures; refer to Non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly and Annual Results

The San Jose Mine produced 1,648,816 ounces of silver and 10,095 ounces of gold during the three months ended December 31, 2020, which represents an 18% and 16% decrease, respectively over the same period in 2019. The decrease in production was due to lower head grades which were consistent with the adjusted mine sequencing after the restart of production at the end of May 2020 following the Mexican government mandated suspension of operations to curb the spread of COVID-19.

The cash cost per tonne for the three months ended December 31, 2020 was $71.45 per tonne compared to $70.19 per tonne in the same period in 2019. COVID-19 related expenses in the quarter were $0.40 per tonne. Cash cost per tonne for the full year 2020 was consistent year-over-year at $69.38 per tonne compared to $69.60 per tonne for 2019. COVID- 19 related expenses for the full year were $0.70 per tonne. Cash costs incurred during the government mandated temporary suspension in the second quarter of 2020 totaled $2.1 million and were recorded as care and maintenance costs.

The all-in sustaining cash cost of payable silver equivalent for the full year 2020 increased 24% to $12.15 per ounce due primarily to lower production as a result of the COVID-19 related temporary suspension of mining operations, higher sustaining capital expenditures, and higher royalty and mining taxes related to higher metal prices.

Caylloma Mine, Peru

The following table shows the key metrics used to measure the operating performance of the Caylloma Mine for the fourth quarter of 2020 and for the year ended December 31, 2020: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Mine Production
Tonnes milled	136,132	133,271	510,047	531,307
Average tonnes milled per day	1,530	1,481	1,433	1,497

Silver
Grade (g/t)	73	71	72	66
Recovery (%)	82	82	82	83
Production (oz)	263,921	249,284	968,111	941,289
Metal sold (oz)	262,356	252,780	967,199	948,616
Realized price ($/oz)	24.30	17.31	20.63	16.23

Lead
Grade (%)	3.16	2.84	3.00	2.72
Recovery (%)	89	89	88	90
Production (000’s lbs)	8,426	7,441	29,628	28,746
Metal sold (000’s lbs)	8,386	7,559	29,582	28,969
Realized price ($/lb)	0.86	0.92	0.83	0.91

Zinc
Grade (%)	4.69	4.48	4.61	4.36
Recovery (%)	88	88	88	89
Production (000’s lbs)	12,434	11,614	45,545	45,600
Metal sold (000’s lbs)	12,154	11,974	45,154	45,781
Realized price ($/lb)	1.18	1.08	1.03	1.15

Unit Costs
Production cash cost ($/t)	87.02	85.86	81.29	86.15
Production cash cost ($/oz Ag Eq)[1,2]	15.38	11.67	14.57	10.92
Unit net smelter return ($/t)	163.57	138.07	131.40	137.77
AISC ($/oz Ag Eq)[1,2]	19.51	15.40	17.79	14.30

Notes:

1.	Production cash cost ($/oz Ag Eq) and AISC ($/oz Ag Eq) are calculated using realized metal prices for each period respectively
2.	Production cash cost ($/t), production cash cost ($/oz Ag Eq), and AISC ($/oz Ag Eq) are non-GAAP financial measures; refer to non-GAAP financial measures in the associated MD&A for a description and calculation of these measures

Quarterly and Annual Results

The Caylloma Mine produced 263,921 ounces of silver, 8.4 million pounds of lead and 12.4 million pounds of zinc during the three months ended December 31, 2020, which were 6%, 13%, and 7% respectively, higher than the same period in 2019. The increased metal production was due mainly to higher head grades. Gold production totaled 1,827 ounces with an average head grade of 0.60 g/t.

The cash cost per tonne of processed ore for the three months ended December 31, 2020 increased 1% to $87.02 compared to $85.86 in the same period in 2019. COVID-19 related expenses in the quarter were $5.30 per tonne. The cash cost per tonne of processed ore for the full year 2020 decreased 6% to $81.29 compared to $86.15 for the full year 2019 and reflects cost reduction initiatives the Company implemented during the second and third quarter to address the impact of the COVID-19 pandemic on our operations. COVID-19 related expenses for the full year were $3.10 per tonne. Cash costs incurred during the voluntary suspension of operations in the third quarter of 2020 (refer to Fortuna news release dated July 28, 2020), totaled $0.9 million and was recorded as care and maintenance costs.

The all-in sustaining cash cost for the full year 2020 increased 24% to $17.79 per ounce compared to $14.30 per ounce in 2019 due to the changes in the prices of lead and zinc relative to the silver price, which affects the silver equivalent calculation. As a result of the changes in relative prices, the ounces of payable silver equivalent decreased 18% to 4,308,239 ounces compared to 5,252,643 ounces in 2019 despite a 13% and 7% increase in the annual production of lead and zinc.

Non-GAAP Financial Measures

The following tables represent the calculation of certain non-GAAP financial measures as referenced in this news release.

Income Statement Reconciliation to Adjusted Net Income for the three and twelve months ended December 31, 2020 and 2019

(Expressed in $ millions)	Q4 2020	Adjust.	Q4 2020 Adjusted	Q4 2019	Adjust.	Q4 2019 Adjusted
Sales	103.5	-	103.5	69.0	-	69.0
Cost of sales	56.6	(0.1)	56.5	45.5	(1.1)	44.4
Mine operating income	46.9	0.1	47.0	23.4	1.1	24.6
General and administration	12.1	-	12.1	9.4	-	9.4
Exploration and evaluation	0.6	-	0.6	0.4	-	0.4
Share of loss from associates	-	-	-	0.1	(0.1)	-
Foreign exchange loss	4.7	(3.2)	1.5	1.4	(1.0)	0.4
Other expenses, net	1.3	(1.4)	(0.1)	3.2	(3.0)	0.2
Operating Income	28.2	4.7	32.9	9.0	5.2	14.2
Investment income	-	-	-	11.0	(11.0)	-
Interest income and finance costs, net	(0.3)	-	(0.3)	-	0.1	0.1
Gain (loss) on derivative instruments	(0.2)	0.2	-	-	-	-
Income before taxes	27.7	4.9	32.6	20.1	(5.7)	14.3
Income taxes	9.1	0.4	9.6	1.1	2.3	3.4
Net income and adjusted net income	18.6	4.5	23.0	19.0	(8.0)	10.9

Note: Certain figures may not add due to rounding

(Expressed in $ millions)	Full Year 2020	Adjust.	Full Year 2020 Adjusted	Full Year 2019	Adjust.	Full Year 2019 Adjusted
Sales	279.0	-	279.0	257.2	-	257.2
Cost of sales	168.8	-	168.8	172.6	(0.9)	171.7
Mine operating income	110.2	-	110.2	84.6	0.9	85.5
General and administration	35.1	0.1	35.2	29.8	0.1	29.9
Exploration and evaluation	1.2	-	1.2	2.4	-	2.4
Share of loss from associates	0.1	(0.1)	-	0.2	(0.2)	-
Foreign exchange loss	12.2	(12.4)	(0.2)	13.3	(11.5)	1.8
Other expenses, net	4.4	(1.6)	2.8	4.6	(4.3)	0.3
Operating Income	57.2	14.0	71.3	34.2	16.8	51.1
Investment income	3.3	(3.3)	-	11.0	(11.0)	-
Interest income and finance costs, net	(1.4)	0.2	(1.2)	-	0.4	0.4
Gain (loss) on derivative instruments	(0.2)	0.2	-	(1.2)	2.6	1.4
Income before taxes	59.0	11.1	70.1	44.0	8.8	52.9
Income tax	37.4	0.8	38.2	20.2	4.2	24.4
Net income and adjusted net income	21.6	10.3	31.8	23.8	4.6	28.4

Note: Certain figures may not add due to rounding

Reconciliation to Adjusted EBITDA for the three and twelve months ended December 31, 2020 and 2019

	Three months ended		Years ended
	December 31,		December 31,
(Expressed in $ millions)	2020	2019	2020	2019
Net income	18.6	19.0	21.6	23.8
Adjustments:
Community support provision	(0.4)	(0.1)	(0.4)	(0.3)
Inventory adjustment	-	1.3	-	1.3
Foreign exchange loss, Lindero Mine	3.2	1.0	11.8	11.5
Net finance items	0.2	(0.1)	1.2	(0.3)
Depreciation, depletion, and amortization	13.9	11.6	45.7	46.0
Income taxes	9.1	1.1	37.4	20.2
Share of loss from associates	-	0.1	0.1	0.2
Investment income	-	(11.0)	(3.3)	(11.0)
Other non-cash items	0.2	2.2	(1.5)	4.0
Adjusted EBITDA	44.8	25.1	112.6	95.4

Reconciliation to free cash flow from ongoing operations for the three and twelve months ended December 31, 2020 and 2019

	Three months ended		Years ended
	December 31,		December 31,
(Expressed in $ millions)	2020	2019	2020	2019
Free Cash Flow
		(Restated)		(Restated)
Net cash provided by operating activities	31.3	16.4	93.4	60.2
Adjustments
Change in long-term receivables	0.9	(1.5)	(0.1)	(1.5)
Additions to sustaining capital	(9.2)	(7.6)	(23.0)	(26.0)
Contractor advances for plant and equipment	-	-	-	(0.6)
Advances applied to plant and equipment	-	-	-	0.7
Impact of adoption in IAS 16	21.9	2.8	21.9	2.8
Pre-production costs	(2.7)	-	(2.7)	-
Current income tax expense	(13.3)	(8.2)	(38.8)	(32.6)
Income taxes paid	5.6	4.5	28.2	31.5
Free cash flow[1] from ongoing operations	34.5	6.4	78.9	34.5

Note:

1.	From ongoing operations including San Jose and Caylloma and excludes Greenfields exploration

In the fourth quarter of 2020, the Company adopted the amendments to IAS 16, Property, Plant and Equipment – Proceeds before Intended Use on a modified retrospective basis. Prior to the beginning of the fourth quarter, the Lindero Mine was under construction and was not classified as an ongoing operation for the purposes of the free cash flow calculation. The addback considers $21.9 million of costs incurred during the construction period for the first nine months of 2020 and $2.8 million of costs incurred during the fourth quarter of 2019 related to the production of ore stockpile both of which were reclassified from capital works in progress to inventories under the amended standard and included in operating working capital.

The financial statements and MD&A are available on SEDAR and on the Company’s website.

Conference call to review 2020 year-end financial and operational results

A conference call to discuss the financial and operational results will be held on Friday, March 12, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/40043 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, March 12, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 217978

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 40043

Playback of the earnings call will be available until Friday, March 26, 2021. Playback of the webcast will be available until Saturday, March 12, 2022. In addition, a transcript of the call will be archived on the Company’s website.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with operations in Peru, Mexico and Argentina. Sustainability is integral to all our operations and relationships. We produce silver and gold and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; estimated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated Brownfields and Greenfields expenditures in 2021; the future estimated impact of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates; estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “expected”, “anticipated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a prolonged slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases in incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; delays in the completion of the commissioning at Lindero which may cause delays in the commencement of commercial production; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; the world-wide economic and social impact of COVID-19, and the duration and extent of the impact of the pandemic and related restrictions on the Company’s workforce, suppliers and the effect that any adverse changes would have on the Company’s business; the effect that any further suspensions of operations as a result of the pandemic would have on the Company’s business and financial and operational results; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.